UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

FUTURA PICTURES, INC.

(Exact name of registrant as specified in its charter)

COMMISSION FILE NUMBER 000-54211

DELAWARE	56-2495218
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

22 Fl. KGIT, 1601 SanAm-Dong Mapo-Gu, Seoul, Korea
(Address of principal executive offices)

02-6959-8500
(Registrant's telephone number, including area code)

FUTURA PICTURES, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934, AS AMENDED (the “Exchange Act”) AND RULE 14f-1 THEREUNDER

THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF FUTURA PICTURES, INC.

GENERAL

This Information Statement is being mailed or delivered to the stockholders of record of shares of common stock, par value $0.0001 per share (the “Common Stock”) of Futura Pictures, Inc. (the “Company”) as of February 27, 2015 (the “Record Date”) with respect to an anticipated change of a majority of the directors of the Company in connection with a change of control of the Company.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 thereunder require that this Information Statement be filed with the Securities and Exchange Commission (the “SEC”) and mailed to the Company’s stockholders of records at least at least 10 days prior to the date the changes to the Company’s Board of Directors described below are made. The Company expects to mail this Information Statement to its stockholders of record on or about March 2, 2015.

 NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

PROPOSED CHANGE IN BOARD OF DIRECTORS

On February 27, 2015 under the terms of that Securities Purchase Agreement among and between the Company, Buddy Young, the Young Family Trust (the “Trust”), Sung-Ho Park, Jae-Min Oh and Rak-Gu Kim (Messrs. Park, Oh and Kim collectively being the “Purchasers”) dated February 16, 2015 and as amended by that Amendment No. 1 to Securities Purchase Agreement dated February 20, 2015 (as amended, the “Securities Purchase Agreement”), the Purchasers purchased from the Trust a total of 1,070,000 shares (the “Principal Shares”) of the Company’s common stock at a price of $0.025234 per share or $27,000 in the aggregate. Concurrent with their acquisition of the Principal Shares, the Purchasers acquired a total of 16,330,270 additional shares of the Company’s common stock under the Company’s private placement offering at a price of $0.02827 per share (the “Offering”). A total of 29,115,670 shares of the Company’s common stock were sold in the Offering, for total gross proceeds to the Company of $823,099. As a result of their acquisition of the Principal Shares and the shares acquired by them under the Offering, as of the Record Date, the Purchasers as a group owned a total of 17,400,270 shares in the common stock of the Company, being approximately 56.6% of the total outstanding shares of the Company. (See “Voting Securities and Principal Stockholders.”) The Purchasers paid for the purchase price of the Principal Shares and the shares acquired by them under the Offering using their own funds.

Pursuant to the terms of the Securities Purchase Agreement, upon closing of the purchase and sale of the Principal Shares, Mel Powell resigned as a director and as the Secretary of the Company, and Buddy Young resigned as Chairman of the Board and as Chief Executive Officer, Chief Financial Officer and Treasurer of the Company (but remained as a director of the Company) and the following persons were appointed as directors and executive officers of the Company:

Name	Position(s)
Buddy Young	Director
Jae Min Oh	Chief Executive Officer and President
Rak Gu Kim	Director, Chief Financial Officer, Treasurer and Secretary

Under the terms of the Securities Purchase Agreement, 10 days after this Information Statement is filed with the SEC and mailed to the Company’s stockholders of record, Mr. Young is expected to resign as a director of the Company and Sung Ho Park and Jae Min Oh will appointed as directors of the Company, with Mr. Park being appointed as Chairman of the Board. Although not provided for under the terms of the Securities Purchase Agreement, Kyung Chun (Ken) Min and Jae Kang Lee are also expected to be appointed to the Company’s Board of Directors. After effecting the changes described above, it is expected that the directors and executive officers of the Company will consist of the following persons:

Name	Position(s)
Sung-Ho Park	Chairman of the Board
Jae-Min Oh	Director Chief Executive Officer and President
Rak-Gu Kim	Director, Chief Financial Officer, Treasurer and Secretary
Kyung-Chun (Ken) Min	Director
Jae Kang Lee	Director

In addition to the transactions referred to above, immediately after closing of the transactions referred to in the Securities Purchase Agreement, the Company retained Mr. Young as a consultant to operate the Company’s self-improvement and workforce training video business, allowing the Company’s new management to pursue other business opportunities for the Company. Mr. Young will be engaged for an initial term ending June 30, 2015 in consideration for a consulting fee in the amount of $60,000.

Also immediately after closing, the Company paid to Mr. Young the sum of $288,000 as payment and settlement in full of any and all other amounts owing by the Company to Mr. Young, including any amounts owing to Mr. Young on account of funds advanced to the Company under the terms of the Company’s loan commitment with Mr. Young.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

1.     Voting Securities of the Company

As of the Record Date, there were 30,715,420 shares of the Company’s common stock (the “Common Stock”) issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

2.     Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of the Company’s outstanding Common Stock as of the Record Date by: (i) each person (including any group) known or expected to become the beneficial owner of more than 5% of the outstanding Common Stock; (ii) by each of the Company’s directors and executive officers (as defined in Item 402(a)(3) of Regulation S-K); and (iii) by all directors and officers as a group. Unless otherwise indicated, the stockholders listed are believed or expected to possess sole voting and investment power over the shares indicated.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
DIRECTORS AND OFFICERS
Common Stock	Buddy Young Director	120,000(2) (indirect)	*
Common Stock	Jae Min Oh Chief Executive Officer and President	3,518,013	11.4%
Common Stock	Rak Gu Kim Director, Chief Financial Officer, Treasurer and Secretary	3,733,682	12.1%
Common Stock	All Officers and Directors as a Group (3 person)	7,371,695	24.0%
5% STOCKHOLDERS
Common Stock	Sung Ho Park** 16-1607 Raemkin Prugio,139-3 Gasan-dong, Geumcheon-gu, Seoul, Korea	10,148,575	33.0%
Common Stock	Jae Min Oh** 109-1304 Daea Apt,1459 Gayang dong, Gangseo-gu, Seoul, Korea	3,518,013	11.4%
Common Stock	Rak Gu Kim** 405-1801 Hyundai Sungwoo ostar apartment 292, Hangang 2ro, Gimpo-si, Gyeonggi-do, Korea	3,733,682	12.1%
Common Stock	Kyung Suk Shin** 113-1005 Hll state Apt 1st. 19, Baengnyeonsan-ro 2-gil, Eunpyeong-gu, Seoul, Korea	600,000	*
Common Stock	Jun Yong Choi** Cheoan-si seobuk-gu buldang-dong 1339number 401rom	1,200,000	3.9%
Common Stock	Sang Won Kang** 223-1202 Young Poong apartment, Bukbyeon-dong Gimpo-si, Gyeonggi-do, Korea	1,000,000	3.3%
Common Stock	Tae Hong Kwon 29, Gurodong-ro 8-gil, Guro-gu, Seoul, Korea	2,330,250	7.6%
Common Stock	Keun Tae Kim 106-906, 41 Kkotsandong-ro, Sangdang-gu, Cheongju-si, Chungcheongbuk-do, Korea	1,714,200	5.6%
Common Stock	Kyung Sook Moon Seo cho gu seounro197, 108dong 1601ho (seochodong, lottecastleclassic APt)	2,019,550	6.6%

*     Represents less than 1%.

**

Sung Ho Park, Jae Min Oh, Rak Gu Kim, Kyung Suk Shin; Jun Yong Choi and Sang Won Kang may be considered to be members of a group for purposes Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Information Statement. As of the Record Date, the Company had 30,715,420 shares of Common Stock issued and outstanding.

(2)	The shares listed as beneficially owned by Mr. Young are owned indirectly as co-trustee of the Young Family Trust.

3.     Changes in Control

On February 27, 2015 a change in control occurred as a result of the transactions described in this Information Statement under “Proposed Changes to Board of Directors.”

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth information regarding the Company’s current executive officers and directors and the proposed directors of the Company to be appointed 10 days after the filing and mailing of this Information Statement.

Name	Age	Positions
Buddy Young	79	Director
Jae Min Oh	58	Chief Executive Officer and President (Nominee Director)
Rak Gu Kim	44	Director and Chief Financial Officer, Treasurer and Secretary
Sung Ho Park	51	Nominee Director and Nominee Chairman of the Board
Kyung-Chun (Ken) Min	65	Nominee Director
Jae-Kang Lee	56	Nominee Director

Set forth below is a brief description of the background and business experience of each of the listed executive officers and directors for at least the past five years.

Buddy Young. Mr. Young has been a director of the Company since its inception in December 2003, and previously served as the Company’s President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors from inception to February 27, 2015.  From June 2000, until December 2006, Mr. Young served as an officer and director of Dematco, Inc., (f.k.a. Advanced Media Training), a company that produced and distributed management and general workforce training products. Prior to that Mr. Young served as a director and chief executive officer of a number of firms including, MGPX Ventures, Inc., now known as Contango Oil & Gas, Bexy Communications, Inc., now known as Cheniere Energy, and Color Systems Technology, Inc. Prior to joining Color Systems, Mr. Young served as Director of West Coast Advertising and Publicity for United Artists Corporation, as well Director of Worldwide Advertising and Publicity for Columbia Pictures Corp and Vice President of Worldwide Advertising and Publicity for MCA/Universal Pictures, Inc. For over forty-five years, Mr. Young has been an active member of The Academy of Motion Picture Arts and Sciences and has served on a number of industry-wide committees.

Jae Min Oh. Mr. Oh was appointed as Chief Executive Officer and President of the Company on February 27, 2015. Mr. Oh has extensive experience in marketing, promoting and developing businesses in the cosmetics industry and in media production in the Republic of Korea. An experienced business executive, Mr. Oh has a clear understanding of market and consumer demand in the Republic of Korea. From 2008 to 2014, Mr. Oh was the Chief Executive Officer of NTIME Inc., a cosmetics company based in Seoul Korea. Previously, Mr. Oh has acted as a senior executive officer at JoongAng Ilbo, one of the three largest newspapers in the Republic of Korea and as Director of Promotion Planning at Cheil Worldwide, a marketing solutions company under the Samsung Group that offers advertising, public relations and marketing services. Mr. Oh also worked as Director of Production for for Newsweek Korea’s coverage of the 2002 FIFA World Cup in Korea and Japan, and as the editor of Health Magazine published by the YTN Group, one of the Republic of Korea’s largest media, broadcast and telecommunications companies. Mr. Oh obtained a Bachelor of Broadcasting and Mass Media from Jeonbuk National University in 1984.

Rak Gu Kim. Mr. Kim was appointed as a director and as the Chief Financial Officer, Treasurer and Secretary of the Company on February 27, 2015. Mr. Kim has extensive experience in the financial industry. From 2010 to 2014, Mr. Kim acted as the Chief Financial Officer and Chief Investment Officer in the Strategic Planning Department of CNK Mining Co. Ltd., a mineral resource exploration and development company based in Seoul, Korea. From 2009 to 201, Mr. Kim acted as the Vice President and Chief Financial Officer of NTIME Inc., a cosmetics company based in Seoul, Korea. From 2007 to 2008, Mr. Kim acted as a manager in the Corporate Advisory and Finance department of Shinhan Bank, a Korean bank with more than $150 billion in assets and over 10,000 employees. From 2003 to 2007, Mr. Kim served as Section Chief of the Private Equity Team of the Public Officials Benefit Association of Korea. From 2012 to 2014 Mr. Kim also acted as Chief Financial Officer and a director of CNK Global Inc., a Florida corporation acquired by CNK Mining Co. Ltd. that previously traded on the OTCQB marketplace under the symbol ALFE. Mr. Kim obtained a Master’s Degree in International Business from the Hankuk University of Foreign Studies in the Republic of Korea in 1997.

Sung Ho Park. Mr, Park is expected to be appointed to the Company’s Board of Directors and as Chairman of the Company’s Board of Directors 10 days after this Information Statement is filed with the SEC and mailed to the Company’s stockholders of Record. Mr. Park is a seasoned executive with an expert network of political and business contacts in the Republic of Korea and the Kingdom of Brunei. Since 2011, Mr. Park has acted as the Chief Executive Officer of JINDO Sdn Bhd, a private Korean and Bruneian joint venture that raises and produces seafood products in Brunei for distribution in Korea. From 2011 to 2014, Mr. Park acted as a consultant to the Ministry of Industry and Primary Resources for the Kingdom of Brunei Darussalam. From 2009 to 2011 Mr. Park worked at Morning Sea Global Sdn. Bhd. in Malasia. Since 2014, Mr. Park has also acted as the Executive Director of the Brunei-Korea Friendship Association.

Kyung Chun (Ken) Min. Mr, Min is expected to be appointed to the Directors 10 days after this Information Statement is filed with the SEC and mailed to the Company’s stockholders of Record. Since 1985, Mr. Min has acted as a self-employed consultant to over 100 public and private companies in different business sectors, advising on business strategy and analysis and investor relations. From 1970 to 1980, Mr. Min worked at KOSAMI (Korea Society for Advancement of Machinery Industry) in the Department of Commerce and Industry for the Republic of Korea, assisting in the development of a national development plan for the South Korean heavy machinery industry, managing government funding for the machine industry, and maintaining import and export controls. Mr. Min obtained a Bachelor’s Degree in Metallurgical and Chemical Sciences in 1972 and a Master’s Degree in International Trade from Sung Kwun Kwan University in 1975.

Jae-Kang Lee is expected to be appointed to the Company’s Board of Directors 10 days after this Information Statement is filed with the SEC and mailed to the Company’s stockholders of Record. Mr Lee has over ten years of experience operating in the cosmetics industry in the Republic of Korea. In 2005, Mr. Lee founded PHILOS Co. Ltd., a cosmetics company that operated in the Republic of Korea, and acted as that company’s CEO from 2005 until 2014. Mr. Lee has a Masters Degree in Business Administration from Chonbuk National University.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than the transactions contemplated under the Securities Purchase Agreement and participation in the Offering described on Page 2 of this Information Statement, except as described below, none of the following parties has, in the last two years, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect the Company other than the transactions contemplated in the Technology Purchase Agreement:

●	Any of the Company’s directors or officers;
●	Any person proposed as a nominee for election as a director;
●	Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company’s outstanding shares of Common Stock;
●	Any of the Company’ promoters; and
●	Any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons.

The Company had an agreement with Buddy Young, the Company’s former Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Treasurer to borrow up to $225,000 at 8% interest through December 31, 2014. Through November 30, 2014, the date of the Company’s most recently available financial statements, the outstanding balance was $226,754 with accrued interest of $60,306. The amounts due to Mr. Young under this financing arrangement were settled in full for the sum of $288,000 upon closing of the Offering and the transactions contemplated under the Securities Purchase Agreement.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (“Reporting Persons”) to file reports of ownership and changes in ownership with the SEC. Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a) of the Exchange Act. Based solely on a review of such reports received by the Company, the Company believes that, during the Company’s fiscal year ended February 28, 2014, the following persons failed to file, on a timely basis, the reports required by Section 16(a) of the Exchange Act:

●

Buddy Young, Rebecca Young, Mel Powell and Dennis Spiegelman each were required to file a Form 5 during the Company’s 2014 fiscal year as they had not previously filed Form 3’s to report their beneficial ownership of the Company's shares. Subsequently, Mr. and Mrs. Young filed a Form 3 on September 25, 2014, and Mr. Powell filed a Form 3 on September 26, 2014. Mr. Spiegelman resigned as a director on September 23, 2014

AUDIT, NOMINATING AND COMPENSATION COMMITTEES OF THE BOARD OF DIRECTORS

Mr. Young and Mr. Kim are currently the sole directors of the Company. The Company does not have a separately designated audit committee, nominating committee or compensation committee. As Mr. Young and Mr. Kim are the sole directors of the Company at this time, separately designated committees are not practical. The Company may consider designating separate audit, nominating and compensation committees in the future.

Audit Committee Financial Expert

The Company does not currently have an audit committee charter.

During our fiscal year ended February 28, 2014, Mr. Young, as the Company’s then Chief Executive Officer and Chief Financial Officer, reviewed the Company’s audited financial statements for the year then ended and discussed with the Company’s independent auditors those matters set forth in Auditing Standards No. 61. Mr. Young received written disclosures and the letter from the independent auditor required by the applicable requirements of the PCAOB regarding independent auditor communications with the audit committee regarding independence and Mr. Young discussed his independence with the Company’s independent auditors. Based on the above review and discussions, Mr. Young recommended that the Company’s audited financials statements for the year ended February 28, 2014 be included in the Company’s annual report on Form 10-K for that period for filing with the Commission.

Mr. Kim qualifies as an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K. Mr. Kim is not considered independent as he also acts as an executive officer of the Company.

Nomination Committee Functions

The Company does not have a nomination committee charter. The Company does not have any formal policies regarding the consideration of director candidates recommended by security holders. The Company’s current directors have determined, based on the Company current developmental and financial status, a formal policy is not required.

Mr. Young approved the appointment of Mr. Kim, and has reviewed the qualifications of, and approved of each of the nominee directors expected to join the Company’s Board of Directors.

Board candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the stockholders, diversity, and personal integrity and judgment.

In addition, directors must have time available to devote to Board activities and to enhance their knowledge of the Company’s business. Accordingly, the Company seeks to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

The Company’s Board of Directors does not intend to consider candidates suggested by stockholders.

Compensation Committee Functions

The Company does not have a compensation committee charter. The Company does not currently have any compensation arrangements with any of its current executive officers. The Company is currently paying Mr. Young a consulting fee for consulting services to operate the Company’s self-improvement and workforce training video business. The Board believes that this arrangement will allow the Company’s new management to pursue other business opportunities for the Company. Mr. Young will be engaged for an initial term ending June 30, 2015 in consideration for a consulting fee in the amount of $60,000.

The Company does not currently have any formal procedures for determining executive officer director compensation. In setting future compensation for the Company’s executive officers and directors, the Company expects to consider the experience and expertise of its directors and officers, competitive demand for services, the amount of responsibility expected to be undertaken by such person, and the time commitments expected to be required by such persons. The Company does not expect to engage outside compensation consultants due to the expected cost of engaging such consultants.

DIRECTOR INDEPENDENCE

The Company’s Common Stock is quoted on the OTCQB marketplace maintained by OTC Markets Inc., which does not have director independence requirements. Under NASDAQ Rule 5605(a)(2), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. Each of the Company’s current directors are also executive officers or consultants of the Company. As a result, the Company does not currently have any independent directors.

As a result of the Company’s limited operating history and limited resources, its management believes that it will have difficulty in attracting independent directors. In addition, the Company would likely be required to obtain directors’ and officers’ insurance coverage in order to attract and retain independent directors. Management believes that the costs associated with maintaining such insurance is prohibitive at this time.

MEETINGS OF DIRECTORS

There were no meetings of the Board of Directors during the last full fiscal year and all actions taken by the Board of Directors were taken by consent resolution. As such, every member of the Company’s Board of Directors participated in decisions made by the Board.

NOMINATION AND APPOINTMENT OF DIRECTORS

It is expected that the appointment of the proposed directors will be made by a consent resolution of the Company’s current director. As such, the stockholders of the Company will not be given an opportunity to recommend additional or alternative candidates for the Company’s Board of Directors.

SECURITY HOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company has not provided any separate process for communicating with the Board of Directors. Communications to the Board of Directors may be directed to the Company at the address and telephone number set out on the cover page to this Information Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

During our fiscal years ended February 28, 2014 and 2013, we did not pay our executive officers or directors any compensation. For the years ended February 28, 2014 and 2013, Mr. Young devoted time to the operations of the Company and the Company recorded compensation expense totaling $63,200 for fiscal 2014, and $41,600 for fiscal 2013. No compensation was paid to Mr. Young for these amounts, and instead these amounts were recorded as contributions to capital.

Outstanding Awards At Fiscal Year-End

As at February 28, 2014, the Company had no outstanding equity awards.

Employment Contracts

The Company has no employment contracts, termination of employment or change-in-control arrangements with any of the Company’s current executive officers or directors.

OTHER INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

FUTURA PICTURES, INC.
Dated: March 2, 2015
RAK GU KIM
Chief Financial Officer, Treasurer and Secretary